Santiago, January 28, 2026
Mrs.
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact. Report od the extraordinary shareholders' meeting

Mrs President,

In accordance with Articles 9 and 10 of Law No. 18,045 of the Securities Market, and other relevant regualtions, ,it is hereby informed that on January 27, 2026, the Extraordinary Shareholders' Meeting of Banco Santander-Chile was held, which approved the acceptance of the offer from Getnet Payments, S.L. to Banco Santander - Chile and Santander Asesorías Financieras Limitada, for the purchase of 49.99% of the shares of the subsidiary Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. and its conditions.

Sincerely,

Andrés Trautmann Buc
CEO
Banco Santander Chile